Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

DOV PHARMACEUTICAL, INC.

2.50% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2025

CUSIP Nos. 259858AA6 and 259858AB4*

Reference is hereby made to the Indenture dated as of December 22, 2004 between DOV Pharmaceutical, Inc., a Delaware corporation, as Issuer (“DOV Pharmaceutical”), and Wells Fargo Bank, N.A., as Trustee (the “Trustee”) (the “Indenture”), under which the 2.50% Convertible Subordinated Debentures Due 2025 that were issued by DOV Pharmaceutical (the “Debentures”) were issued.

In accordance with the Indenture, DOV Pharmaceutical is offering to repurchase all of the Debentures (the “Offer to Repurchase”), if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer Materials”). Under the terms of the Indenture and the Debentures, DOV Pharmaceutical will pay a purchase price calculated in accordance with the Indenture governing the Debentures of $1,012.50 per $1,000 principal amount at maturity outstanding representing such principal amount plus $12.50 of accrued but unpaid interest thereon, calculated in accordance with the Indenture (the “Purchase Price”). The right of holders to surrender their Debentures for repurchase by DOV Pharmaceutical at the Purchase Price (the “Option”) will expire at 5:00 p.m., New York City time, on January 2, 2007 (the “Repurchase Date”). Subject to DOV Pharmaceutical having sufficient funds to repurchase Debentures tendered to it for repurchase, the Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by the Repurchase Date. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. There is important information regarding DOV Pharmaceutical’s financial condition, and its ability to pay the Purchase Price for Debentures tendered to it for repurchase, summarized in this Company Notice. This Company Notice is being sent pursuant to the provisions of Section 11.01(b) of the Indenture.

To exercise your Option you must validly surrender the Debentures and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Trustee (and not have withdrawn such surrendered Debentures and the Repurchase Notice), before the Repurchase Date. Debentures surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on the Repurchase Date. The right of holders to surrender Debentures for purchase in the Option expires at 5:00 p.m., New York City time, on the Repurchase Date.

Holders are encouraged to read the Offer Materials in their entirety, including those portions of this Company Notice pertaining to DOV Pharmaceutical’s financial condition, including the funds available to it to repurchase Debentures tendered to it upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures if holders of all or a significant portion of the Debentures exercise their Option.
(Cover continued on next page)

The date of this Company Notice is November 9, 2006.

*
No representation is made as to the correctness of such number either as printed on the Debentures or as contained in this Company Notice, and reliance may be placed only on the other identification printed on the Debentures.

(Cover page, continued)

If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing, however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Paying Agent is Wells Fargo Bank, N.A.:

By Overnight Courier or Mail:	By Registered or Certified Mail:	By Hand:

Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479 Attn: Reorg (if by mail, registered or certified recommended)	Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480 Attn: Reorg	Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Bldg. - 12th Floor 608 2nd Avenue South Minneapolis, MN 55402 Attn: Reorg

By Facsimile:	To Confirm by Telephone:
(612) 667-6282 Attn: Bondholder Communications	(800) 344-5128; or (612) 667-9764 Attn: Bondholder Communications

For Information:
(612) 667-9764

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Debentures in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither DOV Pharmaceutical nor, to its knowledge, any of its affiliates, directors or executive officers are making any representation or recommendation to any holder as to whether or not to surrender such holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Debentures?

DOV Pharmaceutical, Inc., (“DOV Pharmaceutical”) a Delaware corporation, is offering to purchase all outstanding 2.50% Convertible Subordinated Debentures Due 2025 issued by it that are surrendered for purchase at the option of the holder thereof. As of November 9, 2006, there was $70,000,000 aggregate principal amount at maturity of Debentures outstanding.

•	Why is DOV Pharmaceutical making the offer?

DOV Pharmaceutical is required to make the offer under the terms of the Indenture and the Debentures.

•	How much is DOV Pharmaceutical offering to pay?

Under the terms of the Indenture and the Debentures, DOV Pharmaceutical will pay a purchase price calculated in accordance with the Indenture governing the Debentures of $1,012.50 per $1,000 principal amount at maturity outstanding representing such principal amount plus $12.50 of accrued but unpaid interest thereon, calculated in accordance with the Indenture (the “Purchase Price”). The right of holders to surrender their Debentures for repurchase by DOV Pharmaceutical at the Purchase Price (the “Option”) will expire at 5:00 p.m., New York City time, on January 2, 2007 (the “Repurchase Date”).

•	What is the form of payment?

Subject to DOV Pharmaceutical having sufficient funds to repurchase Debentures tendered to it for repurchase, the Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by the Repurchase Date. However, DOV Pharmaceutical does not currently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing, however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws. Discussions regarding restructuring the Company’s obligations under the Debentures may occur prior to the Repurchase Date given the Company’s financial condition. DOV Pharmaceutical will disclose any matter with respect to its Debentures and any such restructuring that it is obligated to so disclose.

DOV Pharmaceutical has retained Houlihan Lokey Howard & Zukin Capital, Inc. to serve as its financial advisor to assist with its evaluation of strategic alternatives and restructuring efforts with respect to the Debentures.

•	Are the Debentures convertible into stock?

Yes. Unless the Debentures have been previously redeemed or repurchased, holders may convert their Debentures into the common stock, par value $0.0001 per share, of DOV Pharmaceutical (the “DOV Pharmaceutical Common Stock”), at an initial conversion rate of 43.9560 shares of DOV Pharmaceutical Common Stock per $1,000 principal amount of Debentures at any time prior to the close of business on the business day prior to the maturity date or, if the Debentures have been called for redemption, prior to the close of business on the business day prior to the redemption date. The conversion rate is equivalent to an initial conversion price of approximately $22.75 per share. The conversion rate is subject to adjustment under certain circumstances.

•	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Debentures before making any decision with respect to the Option.

•	What does the board of directors of DOV Pharmaceutical think of the Option?

Although DOV Pharmaceutical’s board of directors has approved the terms of the Option included in the Indenture, the DOV Pharmaceutical board of directors has not made any recommendation as to whether you should surrender your Debentures for purchase. You must make your own decision whether to surrender your Debentures for purchase and, if so, the number of Debentures to surrender.

•	When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on January 2, 2007. DOV Pharmaceutical will not extend the period you have to accept the Option unless required to do so by Federal securities laws.

•	What are the conditions to DOV Pharmaceutical’s purchase of the Debentures?

Provided that DOV Pharmaceutical’s purchase of validly surrendered Debentures is not unlawful, the purchase will not be subject to any other conditions. However, DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing, however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

•	How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Option, you must deliver the required documents to Wells Fargo Bank, N.A., as Paying Agent, no later than 5:00 p.m., New York City time, on January 2, 2007.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•
A holder whose Debentures are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase.

•
A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Debentures and instruct that nominee to surrender the Debentures on the holder’s behalf.

•
A holder who is a DTC participant should surrender their Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system.

•	If I surrender, when will I receive payment for my Debentures?

In the event DOV Pharmaceutical has the capital available to repurchase the Debentures tendered to it, DOV Pharmaceutical will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. In the event DOV Pharmaceutical has the capital available to repurchase the Debentures tendered to it, DOV Pharmaceutical will forward to the Paying Agent, before 11:00 a.m., New York City time, on January 3, 2007, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures if holders of all or a significant portion of the Debentures exercise their Option. If DOV Pharmaceutical fails to pay for all or a significant portion of the Debentures tendered to it for repurchase, an event of default will occur under the Indenture and the Debentures will remain outstanding.

•	Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time before 5:00 p.m., New York City time, on January 2, 2007.

•	How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent before 5:00 p.m., New York City time, on January 2, 2007.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

•	Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System before the expiration of the Option, DOV Pharmaceutical will not purchase your Debentures and your Debentures will remain outstanding subject to their existing terms.

•	If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

•	If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected.

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Option?

The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the Paying Agent?

Wells Fargo Bank, N.A., the trustee for the Debentures, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Option?

Requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Option may be directed to Wells Fargo Bank, N.A. at (612) 667-9764.

 IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning DOV Pharmaceutical.

DOV Pharmaceutical Inc., a Delaware corporation, (“DOV Pharmaceutical”), is offering to purchase the 2.50% Convertible Subordinated Debentures Due 2025 (the “Debentures”). The Debentures are convertible into a the common stock, par value $0.0001 per share, of DOV Pharmaceutical (the “DOV Pharmaceutical Common Stock”), subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.

DOV Pharmaceutical was incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000. DOV Pharmaceutical is a biopharmaceutical company focused on the discovery, in-licensing and development of novel drug candidates for central nervous system disorders. DOV Pharmaceutical operates principally in the United States but it also conducts clinical studies outside the United States.

DOV Pharmaceutical maintains its principal executive offices at 150 Pierce Street, Somerset, New Jersey, 08873. DOV Pharmaceutical’s telephone number at these offices is (732) 907-3600.

2. Information Concerning the Debentures.

The Debentures were issued pursuant to the Indenture, dated as of December 22, 2004, by and between DOV Pharmaceutical, as Issuer, and Wells Fargo Bank, N.A., as Trustee (the “Trustee”) (the “Indenture”). The Debentures mature on January 15, 2025. As of November 9, 2006, there was $70,000,000 aggregate principal amount at maturity of Debentures outstanding. Wells Fargo Bank, N.A. is the Paying Agent for the Option, and is also the Conversion Agent for the Debentures.

For a description of the Indenture and the Debentures, please see the information under the caption “Description of the Debentures” in DOV Pharmaceutical’s prospectus dated May 9, 2005, as supplemented by DOV Pharmaceutical’s Current Report on Form 8-K filed December 23, 2004, File No. 000-49730.

2.1  DOV Pharmaceutical’s Obligation to Purchase the Debentures.

Effective at the opening of business on October 27, 2006, trading in DOV Pharmaceutical’s Common Stock on The NASDAQ Stock Market, Inc.’s Global Market, or The NASDAQ Global Market, was suspended and DOV Pharmaceutical’s Common Stock was delisted from the NASDAQ Global Market, because DOV Pharmaceutical did not meet the aggregate market value of listed securities requirement of Marketplace Rule 4450(b)(1)(A). The delisting of the DOV Pharmaceutical Common Stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture. As a result, DOV Pharmaceutical is obligated to make the Offer to Repurchase to all holders of the Debentures under the Indenture.

Although the purchase by DOV Pharmaceutical of validly surrendered Debentures is not subject to any conditions other than the purchase being lawful, DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the $70 million of the Debentures if holders of all or a significant portion of the Debentures exercise their Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture.

DOV Pharmaceutical currently has no commitments or arrangements for any financing however, it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. If DOV Pharmaceutical is unable to raise sufficient funds to repurchase all Debentures tendered to it in response to the Offer to Repurchase or restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

This Option will expire at 5:00 p.m., New York City time, on Wednesday, January 2, 2007. DOV Pharmaceutical will not extend the period holders of Debentures have to accept the Option. If holders do not validly surrender their Debentures on or before the expiration of the Option, their Debentures will remain outstanding subject to the existing terms of the Debentures.

If any Debentures remain outstanding following expiration of the Option, DOV Pharmaceutical will become obligated to purchase the Debentures, at the option of the holders, in whole or in part, on January 15, 2012, January 15, 2015 and January 15, 2020 at purchase price equal to will be equal to 100% of the principal amount of the Debentures to be repurchased plus any accrued and unpaid interest, in cash.

2.2  Purchase Price.

In accordance with the Indenture, DOV Pharmaceutical is offering to repurchase all of the Debentures (the “Offer to Repurchase”), if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer Materials”). Under the terms of the Indenture and the Debentures, DOV Pharmaceutical will pay a purchase price calculated in accordance with the Indenture of $1,012.50 per $1,000 principal amount at maturity outstanding representing such principal amount plus $12.50 of accrued but unpaid interest thereon, calculated in accordance with the Indenture (the “Purchase Price”). The right of holders to surrender their Debentures for repurchase by DOV Pharmaceutical at the Purchase Price (the “Option”) will expire at 5:00 p.m., New York City time, on January 2, 2007 (the “Repurchase Date”). Subject to DOV Pharmaceutical having sufficient funds to repurchase Debentures tendered to it for repurchase, the Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by the Repurchase Date. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof. This Company Notice is being sent pursuant to the provisions of Section 11.01(b) of the Indenture.

The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or of shares of DOV Pharmaceutical Common Stock. Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and shares of DOV Pharmaceutical Common Stock before making a decision whether to surrender their Debentures for purchase.

Neither DOV Pharmaceutical nor, to its knowledge, any of its affiliates, directors or executive officers are making any recommendation to holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s assessment of current market value of the Debentures and shares of DOV Pharmaceutical Common Stock and other relevant factors.

2.3  Conversion Rights of Debentures.

The Debentures are convertible into 43.9560 shares of DOV Pharmaceutical Common Stock per $1,000 principal amount of Debentures at any time prior to the close of business on the business day prior to the maturity date or, if the Debentures have been called for redemption, prior to the close of business on the business day prior to the redemption date. The conversion rate is equivalent to an initial conversion price of approximately $22.75 per share. The conversion rate is subject to adjustment under certain circumstances. The Paying Agent is currently acting as Conversion Agent for the Debentures.

Holders that do not surrender their Debentures for purchase pursuant to the Option will maintain the right to convert their Debentures into shares of DOV Pharmaceutical Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. Any Debenture as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before 5:00 p.m., New York City time, on January 2, 2007, as described in Section 4 below.

2.4  Market for the Debentures and DOV Pharmaceutical Common Stock.

There is no established reporting system or trading market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of DOV Pharmaceutical and the market for similar securities. The Debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Debentures.

DOV Pharmaceutical Common Stock is no longer listed for trading on The NASDAQ Global Market. DOV Pharmaceutical understands that its common stock is currently quoted on the Pink Sheets under the symbol “DOV.PK.” The following table presents the range of high and low quarterly sales prices of shares of DOV Pharmaceutical Common Stock on The NASDAQ Global Market (through the close of trading on October 26, 2006) and the Pink Sheets (commencing on October 27, 2006) since January 1, 2004.

	Price
	High	Low
2004
First Quarter	$17.97	$12.26
Second Quarter	20.17	11.60
Third Quarter	17.16	12.66
Fourth Quarter	19.82	16.05
2005
First Quarter	$18.40	$12.79
Second Quarter	19.37	13.57
Third Quarter	21.49	14.66
Fourth Quarter	17.13	13.63
2006
First Quarter	$19.93	$14.07
Second Quarter	16.80	1.85
Third Quarter	2.54	0.75
Fourth Quarter (through November 7, 2006)	0.94	0.24

On October 26, 2006, the last reported sales price of shares of DOV Pharmaceutical Common Stock on The NASDAQ Global Market was $0.35 per share. As of October 31, 2006, there were 26,743,657shares outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Common Stock before making any decision to surrender your Debentures pursuant to the Option.

2.5  Redemption.

Under the Indenture, DOV Pharmaceutical may redeem the Debentures for cash, in whole or in part at any time beginning on January 15, 2008 and prior to January 15, 2012, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, subject to certain terms and conditions.

2.6  Change in Control.

If certain corporate transactions that constitute a Change of Control (as defined in the Indenture), occur on or prior to January 15, 2012, the conversion rate may increase in certain circumstances, unless such transactions constitute a public acquirer change of control and the Company elects to satisfy its conversion obligation with the common stock of such public acquirer.

2.7  Ranking.

The Debentures are general unsecured obligations of DOV Pharmaceutical. The Debentures are subordinated to all Senior Indebtedness (as defined in the Indenture) and certain other liabilities of DOV Pharmaceutical’s subsidiaries.

3.  Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase.

Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender and do not withdraw the Debentures on or before 5:00 p.m., New York City time, on the Repurchase Date. Only registered holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof.

If holders do not validly surrender their Debentures on or before 5:00 p.m., New York City time, on the Repurchase Date, their Debentures will remain outstanding subject to the terms of the Debentures.

3.1  Method of Delivery.

The method of delivery of Debentures, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Debentures and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of January 2, 2007 to permit delivery to the Paying Agent before 5:00 p.m., New York City time, on January 2, 2007.

3.2  Repurchase Notice.

The Indenture requires that the Repurchase Notice contain:

•
the name of the holder, the principal amount of the Debentures to be repurchased (and, if any Debenture is to be repurchased in part, the serial number thereof, the portion of the principal amount thereof to be repurchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof) and a statement that an election to exercise the Option is being made by the holder, and

•	the applicable depository procedures or, in the case of certificated Debentures, the certificate number(s) of the holder's Debentures with respect to which the Option is being exercised.

3.3  Delivery of Debentures.

Debentures in Certificated Form. To receive the Purchase Price, holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, on or before 5:00 p.m., New York City time, on January 2, 2007.

Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the holder’s behalf.

Debentures in Global Form. A holder who is a DTC participant may elect to surrender to DOV Pharmaceutical his or her beneficial interest in the Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures on or before 5:00 p.m., New York City time, on January 2, 2007; and

•
electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.

Debentures and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or DOV Pharmaceutical does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4. Right of Withdrawal.

Debentures surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on January 2, 2007. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice containing:

•
the certificate number of the Debenture with respect to which the notice of withdrawal is being submitted or if any of the Debenture is in the form of a Global Security, then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to withdrawal of a Repurchase Notice;

•	the principal amount at maturity of the Debenture with respect to which such notice of withdrawal is being submitted; and

•	the principal amount at maturity, if any, of such Debenture that remains subject to the original Repurchase Notice and that has been or will be delivered for purchase by DOV Pharmaceutical.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Debentures have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5. Payment for Surrendered Debentures.

In the event DOV Pharmaceutical has the capital available to repurchase the Debentures tendered to it, DOV Pharmaceutical will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. In the event DOV Pharmaceutical has the capital available to repurchase the Debentures tendered to it, DOV Pharmaceutical will forward to the Paying Agent, before 11:00 a.m., New York City time, on January 2, 2007, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures if holders of all or a significant portion of the Debentures exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture and the Debentures will remain outstanding.

The total amount of funds required by DOV Pharmaceutical to purchase all of the Debentures is approximately $70.9 million (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, DOV Pharmaceutical intends to use available cash to pay the Purchase Price. However, DOV Pharmaceutical does not currently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing however, it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

6. Debentures Acquired.

Any Debentures that are purchased by DOV Pharmaceutical pursuant to the Option will be canceled by the trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of DOV Pharmaceutical.

DOV Pharmaceutical does not currently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. Any Debentures that are tendered for repurchase that are not accepted for payment will remain outstanding.

DOV Pharmaceutical has retained Houlihan Lokey Howard & Zukin Capital, Inc. to serve as its financial advisor to assist with its evaluation of strategic alternatives and restructuring efforts with respect to the Debentures. Although DOV Pharmaceutical currently has no commitments or arrangements for any financing, merger, reorganization, sale or transfer of a material amount of assets, liquidation, or other extraordinary transaction, it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position.. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws. Discussions regarding restructuring the Company’s obligations under the Debentures may occur prior to the Repurchase Date given the Company’s financial condition. DOV Pharmaceutical will disclose any matter with respect to its Debentures and any such restructuring that it is obligated to so disclose.

DOV Pharmaceutical has previously announced that:

•	its common stock has been delisted from The NASDAQ Global Market;

•	as a result of such delisting, it has an obligation to offer to repurchase the Debentures;

•
the results of various clinical trials have been such that commercialization of the compounds subject to these clinical trials is less certain and, to the extent commercialization may occur, such commercialization will be delayed from original plans;

•
the public disclosures by one of its collaboration partners with respect to another of its compounds indicates that regulatory approvals for all dosages of such compound are less certain and, to the extent commercialization of some or all of such dosages may occur, such commercialization will be delayed from original indications;

•	it has provided notice to Merck of its desire to terminate the companies’ license agreement with respect to DOV 21,947;

•	it has also retained HSBC Securities (USA), Inc., to assist it in pursuing strategic alternatives other than those related to the Debentures; and

•
it is pursuing various initiatives, such as licensing and collaboration arrangements, in an effort to address its current capital structure issues and improve its liquidity position, although there is no assurance that any such initiatives will result in any transactions, including any transactions that are acceptable to DOV Pharmaceutical.

Except as described in this document, including its retention of Houlihan Lokey Howard & Zukin Capital to serve as its financial advisor to assist with its evaluation of strategic alternatives and restructuring efforts with respect to the Debentures, there presently are no plans that relate to or would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving DOV Pharmaceutical or any of their subsidiaries;

(2)	any purchase, sale or transfer of a material amount of assets of DOV Pharmaceutical or any of their subsidiaries;

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of DOV Pharmaceutical;

(4)
any change in the present board of directors or management of DOV Pharmaceutical, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer.

(5)	any other material change in the corporate structure or business of DOV Pharmaceutical;

(6)	any class of equity security of DOV Pharmaceutical becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(7)	the suspension of DOV Pharmaceutical’s obligation to file reports under Section 15(d) of the Exchange Act;

(8)	the acquisition by any person of additional securities of DOV Pharmaceutical, or the disposition of securities of DOV Pharmaceutical; or

(9)	any changes in the charter, bylaws or other governing instruments of DOV Pharmaceutical or other actions that could impede the acquisition of control of DOV Pharmaceutical.

8.	Interests of Directors, Executive Officers and Affiliates of DOV Pharmaceutical in the Debentures.

To the knowledge of DOV Pharmaceutical:

•	neither DOV Pharmaceutical nor, to its knowledge, any of its affiliates, subsidiaries, directors or executive officers has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of DOV Pharmaceutical has any beneficial interest in the Debentures;

•	DOV Pharmaceutical will not purchase any Debentures from such persons; and

•	since October 10, 2006, neither DOV Pharmaceutical nor, to its knowledge, any of their executive officers, directors or affiliates have engaged in any transactions in the Debentures.

A list of the directors and executive officers of DOV Pharmaceutical is attached to this Company Notice as Annex A.

Except as described in this document, neither DOV Pharmaceutical nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of DOV Pharmaceutical including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

      Certain directors and executive officers of DOV Pharmaceutical and its affiliates are parties to ordinary course stock option plans and arrangements involving shares of DOV Pharmaceutical Common Stock, as disclosed by DOV Pharmaceutical before the date of this Company Notice.

9. Purchases of Debentures by the Company and its Affiliates.

Each of DOV Pharmaceutical and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Option until at least the tenth business day after the Repurchase Date. Following that time, if any Debentures remain outstanding, DOV Pharmaceutical and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Option. Any decision to purchase Debentures after the Option, if any, will depend upon many factors, including the financial condition of DOV Pharmaceutical, the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Option, the market price of shares of DOV Pharmaceutical Common Stock, the business position of DOV Pharmaceutical and general economic and market conditions.

10. Material United States Tax Consequences.

The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the IRS will not take a view that is contrary to this discussion, and no rulings from the IRS have been or will be sought. Moreover, this summary applies only to holders who hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds Debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Debentures pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that is taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.

The following discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding U.S. federal tax penalties, and was written to support the promotion or marketing of the offer described herein. Each U.S. and non-U.S. Holder should seek advice based on such person’s particular circumstances from an independent tax advisor.

Sale of Debentures Pursuant to the Option. A U.S. Holder who receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received (other than any portion thereof attributable to accrued but unpaid interest on the Debentures) and (b) the U.S. Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures increased by any original issue discount that was previously included in income, or will be included in income this year, by such U.S. Holder with respect to such Debentures and by any market discount the U.S. Holder elected to previously include in income as it accrued, and reduced by any amortized premium with respect thereto. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Debentures for more than one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the “revised issue price” (generally the sum of the issue price of the Debentures and the aggregate amount of original issue discount which accrued on the Debentures before the time acquired by the holder) over the U.S. Holder’s initial tax basis in the Debentures.

A non-U.S. Holder who receives cash in exchange for Debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless —

•
the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States and, in the case of certain treaty residents, is attributable to a permanent establishment or a fixed base in the United States, or

•	such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, or

•
such non-U.S. Holder fails to certify on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person or fails to provide its name and address or otherwise satisfy applicable documentation requirements.

Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Debentures for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing accrued but unpaid interest or original issue discount accruing this year, if DOV Pharmaceutical has been notified by the Internal Revenue Service that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to DOV Pharmaceutical that such U.S. Holder has not been so notified. U.S. Holders electing to surrender Debentures should complete a Substitute Form W-9 and attach it to the Debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Substitute Form W-9.

If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Internal Revenue Service Form W-8BEN or other applicable form).

U.S. and non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.

11. Additional Information.

DOV Pharmaceutical is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials DOV Pharmaceutical files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

DOV Pharmaceutical has filed or will file with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below (as such documents may be amended from time to time) contain important information about DOV Pharmaceutical and its financial condition:

•	DOV Pharmaceutical’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	All other reports filed by DOV Pharmaceutical with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above; and

•	All documents filed by DOV Pharmaceutical with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and before the expiration of the Option.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Option. Wells Fargo Bank, N.A., however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Debentures as required by the Indenture.

13. Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Debentures.

14. Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture and the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

15. Fees and Expenses

The Company will pay the Paying Agent customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Company Notice and related materials to the beneficial owners of Debentures.

Neither DOV Pharmaceutical nor, to its knowledge, any of its affiliates, directors or executive officers are making any recommendation to any holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.

November 9, 2006	DOV PHARMACEUTICAL, INC.

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of DOV Pharmaceutical’s executive officers and directors as of November 9, 2006. The address of each such person is c/o DOV Pharmaceutical, Inc., 150 Pierce Street, Somerset, New Jersey 08873.

Name	Title

Arnold S. Lippa	Executive Chairman of the Board of Directors
Zola Horovitz	Director
Daniel S. Van Riper	Director
Theresa Bischoff	Director
Patrick Ashe	Director
Dennis Podlesak	Director
Barbara Duncan	Director, President and Chief Financial Officer
Phil Skolnick	Executive Vice President and Chief Scientific Officer
Warren Stern	Senior Vice President, Drug Development
Scott Myers	Senior Vice President, Strategic Marketing and Commercialization